FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 11, 2003

Pan American Silver Corp

(Translation of registrant's name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Index to Material Change Reports

1.

Press Release dated February 9, 2004

February 9, 2004

PAN AMERICAN PURCHASES MOROCOCHA SILVER MINE, PERU

(all amounts in $US unless otherwise stated)

Vancouver, Canada - Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) is pleased to announce it has signed a binding agreement with a number of individuals, subject to regulatory approval and other conditions, to purchase for approximately $35 million 92.014% of the voting shares of Compania Minera Argentum S.A. ("Argentum"). Argentum will acquire, through a split- off process from Sociedad Minera Corona S.A., the Anticona and Manuelita mining units and related infrastructure and processing assets ("Morococha"). Morococha is located in central Peru 150 km northeast of Lima. Historically, the operation has produced approximately 3.5 million ounces of silver annually, together with significant amounts of byproduct zinc, copper and lead, at a cash cost, net of by-product credits, of below $3 per ounce of silver. Morococha is located only 80 km from Pan American's 4.5 million ounce/year Huaron silver mine, which is also an underground vein mine producing silver-bearing concentrates.

Morococha hosts a very large and prolific network of veins and replacement bodies within a mineral rights package covering 6,648 hectares of historically productive and highly prospective concessions. The mine has proven and probable reserves of 9.2 million ounces of silver, measured and indicated resources of 5.7 million ounces of silver, and inferred resources of 40 million ounces of silver.*

The addition of Morococha is immediately accretive to Pan American's silver production, cash flow and earnings per share, and will reduce the Company's consolidated cash and total operating costs per ounce of silver produced. The new production will increase the Company's 2004 silver production forecast from 10.1 million ounces to 13 million ounces and will reduce forecast cash costs to below $3.50/oz, bringing anticipated total costs to less than $4/oz for the year. The acquisition will increase Pan American's annual Peruvian silver production to over 10 million ounces and will allow many administrative synergies with the Company's other two Peruvian underground mines and its Lima administrative office.

Based on an extensive technical due diligence review, Pan American plans to carry out stepped-up mine development and mill upgrades to enable sustained long-term production averaging 3.9 million ounces of silver annually at a cash cost of below $2.50 per ounce.

According to Pan American Chairman and CEO, Ross Beaty, "Morococha is a rare opportunity - low cost, long life and in Peru, a great mining country where we already have an important presence. It is an excellent addition to Pan American's assets and will help us achieve our mission of becoming the world's leading primary silver producer in the near future. This acquisition is a perfect fit with our existing Peruvian asset base and is immediately accretive by every measure. I particularly like the mine's great exploration potential, which we intend to evaluate aggressively."

/...2

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

Pan American Silver Corp. will be releasing its 2003 fourth quarter and annual results on February 17 and will be hosting a conference call on February 18, 2004 at 10:00 am Pacific Time to discuss these results as well as the Morococha purchase.  North American participants please call toll-free 1-877-825-5811 and international participants call 1-973-582-2767. The call may also be accessed from the investor relations section of our website at www.panamericansilver.com or can be replayed until February 25 by dialing 1-877-519-4471 using access code 4477843.

-end-

For Further Information Contact: Brenda Radies, VP Corporate Relations (604) 684-1175

www.panamericansilver.com

*Mineral Reserves and Resources as at June 30, 2003

	Tonnes	Grade (g/t Ag)	Grade Zn(%)	Grade Pb(%)	Grade Cu(%)	Silver (ounces)
Proven Mineral Reserves Probable Mineral Reserves Total	982,973 77,240 1,060,213	270 257 269	4.88 5.60 4.94	1.88 2.20 1.90	0.44 0.37 0.43	8,560,000 640,000 9,200,000
Measured Mineral Resources Indicated Mineral Resources Total	115,102 509,535 624,637	343 272 285	2.58 4.34 4.02	1.09 1.64 1.53	0.48 0.38 0.40	1,274,000 4,465,000 5,739,000
Inferred Mineral Resources	5,117,426	242	4.07	2.08	0.25	39,938,000

Donald Earnest, P.Geo., President of Resource Evaluation Inc. is the Qualified Person (QP) who has reviewed and approved the proven/probable reserves provided by the owners of the Morococha operations and who has performed the estimates of measured and indicated mineral resources and inferred resources.

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross Beaty

(Signature)

Ross Beaty, Chairman and CEO

Date: February 11, 2004